Exhibit 22.1
List of Subsidiary Issuers of Guaranteed Securities
CRH America, Inc., a corporation incorporated in the State of Delaware and a wholly-owned consolidated subsidiary of CRH public limited company, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH public limited company:
•6.40% Notes due 2033
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